FIRST INTERSTATE BANCSYSTEM, INC.
401 North 31st Street
Billings, Montana 59116

September 29, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    First Interstate BancSystem, Inc.
Registration Statement on Form S-3
Registration No. 333-220594

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of First Interstate BancSystem, Inc. that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 4:00 p.m. Eastern Time on October 3, 2017, or as soon thereafter as practicable.

Very truly yours,

FIRST INTERSTATE BANCSYSTEM, INC.

By:	/s/ KIRK D. JENSEN
Kirk D. Jensen
Executive Vice President and General Counsel